                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                     TO RULE 13D-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13(d)-2(a)
                                (AMENDMENT NO. 1)

                              TATHAM OFFSHORE, INC.
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
     SERIES A 12% CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $0.01 PAR VALUE
      SERIES C 4% CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   876628 10 8
                                 (CUSIP NUMBER)

                                 RICK L. BURDICK
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        1900 PENNZOIL PLACE--SOUTH TOWER
                              711 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 220-5800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 AUGUST 18, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].




                       (Continued on the following pages)

----------------------------
   CUSIP NO.   876628 10 8              13D
             ---------------
----------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Tatham Brothers Securities, LLC, 76-0580395
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3         SEC USE ONLY



--------------------------------------------------------------------------------
4         SOURCE OF FUNDS


          AF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                   7                SOLE VOTING POWER  20,768,011

 NUMBERS OF       --------------------------------------------------------------
   SHARES          8                SHARED VOTING POWER  0
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH           9                SOLE DISPOSITIVE POWER 20,768,011
 REPORTING
PERSON WITH       --------------------------------------------------------------
                   10               SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          20,768,011 shares of Common Stock
          3,455,444 shares of Series A 12% Convertible Exchangeable
          Preferred Stock
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          79.6% of Common Stock
          20.4% of Series A 12% Convertible Exchangeable Preferred Stock
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


          OO
--------------------------------------------------------------------------------

                               Page 2 of 18 Pages

----------------------------
   CUSIP NO.   876628 10 8              13D
             ---------------
----------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Tatham Brothers, LLC, 76-0562645
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3         SEC USE ONLY



--------------------------------------------------------------------------------
4         SOURCE OF FUNDS


          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                   7                SOLE VOTING POWER  0

 NUMBERS OF       --------------------------------------------------------------
   SHARES          8                SHARED VOTING POWER  0
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH           9                SOLE DISPOSITIVE POWER  0
 REPORTING
PERSON WITH       --------------------------------------------------------------
                   10               SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          0
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


          OO
--------------------------------------------------------------------------------


                               Page 3 of 18 Pages

----------------------------
   CUSIP NO.   876628 10 8              13D
             ---------------
----------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          1997 Glenn H. Tatham, III Trust
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3         SEC USE ONLY



--------------------------------------------------------------------------------
4         SOURCE OF FUNDS



--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Texas
--------------------------------------------------------------------------------
                   7                SOLE VOTING POWER  0

 NUMBERS OF       --------------------------------------------------------------
   SHARES          8                SHARED VOTING POWER  0*
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH           9                SOLE DISPOSITIVE POWER  0
 REPORTING
PERSON WITH       --------------------------------------------------------------
                   10               SHARED DISPOSITIVE POWER  0*

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          999 shares of Common Stock
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          Less than 1% of Common Stock
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


          OO
--------------------------------------------------------------------------------


                               Page 4 of 18 Pages

----------------------------
   CUSIP NO.   876628 10 8              13D
             ---------------
----------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Casey Tatham Trust
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3         SEC USE ONLY



--------------------------------------------------------------------------------
4         SOURCE OF FUNDS


          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Texas
--------------------------------------------------------------------------------
                   7                SOLE VOTING POWER  0

 NUMBERS OF       --------------------------------------------------------------
   SHARES          8                SHARED VOTING POWER  0*
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH           9                SOLE DISPOSITIVE POWER  0
 REPORTING
PERSON WITH       --------------------------------------------------------------
                   10               SHARED DISPOSITIVE POWER  0*

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          26,500 shares of Common Stock
          341,000 shares of Series A 12% Convertible Exchangeable
          Preferred Stock
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          Less than 1% of Common Stock
          2% of Series A 12% Convertible Exchangeable Preferred Stock
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


          OO
--------------------------------------------------------------------------------


                               Page 5 of 18 Pages

----------------------------
   CUSIP NO.   876628 10 8              13D
             ---------------
----------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Oak Cliff Breeders, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3         SEC USE ONLY



--------------------------------------------------------------------------------
4         SOURCE OF FUNDS


          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          Texas
--------------------------------------------------------------------------------
                   7                SOLE VOTING POWER  0

 NUMBERS OF       --------------------------------------------------------------
   SHARES          8                SHARED VOTING POWER  0*
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH           9                SOLE DISPOSITIVE POWER  0
 REPORTING
PERSON WITH       --------------------------------------------------------------
                   10               SHARED DISPOSITIVE POWER  0*

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]

          0
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


          OO
--------------------------------------------------------------------------------


                               Page 6 of 18 Pages

----------------------------
   CUSIP NO.   876628 10 8              13D
             ---------------
----------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


          Thomas P. Tatham
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [X]


--------------------------------------------------------------------------------
3         SEC USE ONLY



--------------------------------------------------------------------------------
4         SOURCE OF FUNDS


          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                      [ ]


--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
--------------------------------------------------------------------------------
                   7                SOLE VOTING POWER  0

 NUMBERS OF       --------------------------------------------------------------
   SHARES          8                SHARED VOTING POWER  0
BENEFICIALLY
  OWNED BY        --------------------------------------------------------------
    EACH           9                SOLE DISPOSITIVE POWER  0
 REPORTING
PERSON WITH       --------------------------------------------------------------
                   10               SHARED DISPOSITIVE POWER  0

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          178,360 shares of Common Stock
          1,537,600 shares of Series A 12% Convertible Exchangeable Preferred Stock 21,000 shares of Series C 4% Convertible Exchangeable Preferred Stock
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                            [ ]


--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 1% of Common Stock
          9.1% of Series A 12% Convertible Exchangeable Preferred Stock
          6.5% of Series C 4% Convertible Exchangeable Preferred Stock
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON


          IN
--------------------------------------------------------------------------------


                               Page 7 of 18 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 1 (the "Amendment") amends the Statement on Schedule 13D previously filed by Tatham Brothers Securities, LLC, Tatham Brothers, LLC, 1997 Glenn H. Tatham Trust, Casey Tatham Trust and Thomas P. Tatham and includes a new joint filer, Oak Cliff Breeders, Inc. This Amendment relates to the common stock, par value $0.01 per share ("Common Stock"), the Series A 12% Convertible Exchangeable Preferred Stock, par value $0.01 per share ("Series A Stock") and the Series C Convertible Exchangeable Preferred Stock, par value $0.01 per share ("Series C Stock") of Tatham Offshore, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive office of the Issuer is 7400 Chase Tower, 600 Travis Street, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Tatham Brothers Securities, LLC, a Delaware limited liability company ("TBSL"), Tatham Brothers, LLC, a Delaware limited liability company ("TBL"), 1997 Glenn H. Tatham, III Trust, formed in Texas ("GT Trust"), Casey Tatham Trust, formed in Texas ("CT Trust"), Oak Cliff Breeders, Inc. ("Oak Cliff"), a Texas corporation, and Thomas P. Tatham, individually ("Mr. Tatham") (each of the foregoing collectively referred to herein as the "Reporting Persons" and individually as a "Reporting Person"). TBL is the sole Member of TBSL and GT Trust, CT Trust and Oak Cliff each own a 33 1/3% membership interest in TBL. Mr. Tatham owns 95% of the outstanding common stock of Oak Cliff.

         Attached as Schedule A hereto and incorporated herein by reference is a list of all directors, executive officers and/or trustees of each of TBSL, TBL, GT Trust, CT Trust and Oak Cliff.

         (b) The principal business address of each of the Reporting Persons except for CT Trust is 7400 Chase Tower, 600 Travis, Houston, Texas 77002. The principal business address of CT Trust is 3100 Chase Tower, 600 Travis, Houston, Texas 77002.

         (c) TBSL owns shares of the Issuer's stock and has the authority to engage in any lawful business for which a limited liability company may be organized under the Delaware Limited Liability Act (the "Act"). TBL owns all the membership interest in TBSL and has the authority to engage in any lawful business for which a limited liability company may be organized under the Act. GT Trust is an irrevocable long-term trust formed to protect and conserve the financial resources for the use of the trust's beneficiaries and it owns a 33 1/3% membership interest in TBL. CT Trust is an irrevocable long-term trust formed to protect and conserve the financial resources for the use of the trust's beneficiaries and it owns a 33 1/3% membership interest in TBL. Oak Cliff is a Texas corporation and has the authority to engage in any lawful business for which a corporation may be organized under Texas Business Corporations Act. Mr. Tatham serves as Chairman of the Board and Director of the Issuer. The name, business address, principal occupation or employment and citizenship of each executive officer, Member and Trustee of TBSL, TBL, GT Trust, CT Trust and Oak Cliff are listed on Schedule A, attached hereto and incorporated herein by reference.


                               Page 8 of 18 Pages

         (d) - (e) During the last five years, neither of the Reporting Persons nor, to the best of any of their knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) TBSL is a limited liability company organized under the laws of the state of Delaware. TBL is a limited liability company organized under the laws of the state of Delaware. GT Trust is an irrevocable long-term trust formed in the State of Texas. CT Trust is an irrevocable long-term trust formed in the State of Texas. Oak Cliff is a corporation organized under the laws of Texas. Mr. Tatham, Chairman and Director of the Board of the Issuer, is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 18, 1998, TBSL purchased from the Issuer an aggregate of 20,768,011 shares of Common Stock and 3,455,444 shares of Series A Stock of the Issuer for $2.80 per share for Common Stock and $1.86 per share for Series A Stock in a private placement. TBSL effected the acquisition of such shares with funds from a capital contribution of its sole Member, TBL.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock and the Series A Stock described in Item 3 as an investment.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) As of August 18, 1998 and through the present, TBSL beneficially owns 20,768,011 shares of Common Stock and 3,455,444 shares of Series A Stock, representing 79.6% of the outstanding shares of Common Stock and 20.4% of Series A Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,321 shares of Common Stock and 16,904,133 shares of Series A Stock issued and outstanding as of August 13, 1999).

         As of August 18, 1998 and through the present, TBL, as the sole Member of TBSL, may be deemed to beneficially own all of the shares of Common Stock owned by TBL, which in the aggregate would consist of 20,768,011 shares of Common Stock and 3,455,444 shares of Series A Stock, representing 79.6% of the outstanding shares of Common Stock and 20.4% of Series A Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,321 shares of Common Stock and 16,904,133 shares of Series A Stock issued and outstanding as of August 13, 1999).

         As of August 18, 1998 and through the present, GT Trust, as a Member of TBL, may be deemed to beneficially own all of the shares of Common Stock owned by TBL, in addition to the 999 shares of Common Stock it previously acquired, which in the aggregate would consist of

                               Page 9 of 18 Pages

20,769,010 shares of Common Stock and 3,455,444 shares of Series A Stock, representing 79.7% of the outstanding shares of Common Stock and 20.4% of Series A Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,321 shares of Common Stock and 16,904,133 shares of Series A Stock issued and outstanding as of August 13, 1999).

         As of August 18, 1998 and through the present, CT Trust, as a Member of TBL, may be deemed to beneficially own all of the shares of Common Stock owned by TBL, in addition to the 26,500 shares of Common Stock and 341,000 shares of Series A Stock it previously acquired, which in the aggregate would consist of 20,794,511 shares of Common Stock and 3,796,444 shares of Series A Stock, representing 79.8% of the outstanding shares of Common Stock and 22.5% of Series A Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,321 shares of Common Stock and 16,904,133 shares of Series A Stock issued and outstanding as of August 13, 1999).

         As of August 18, 1998 and through the present, Oak Cliff, as a Member of TBL, may be deemed to beneficially own all of the shares of Common Stock owned by TBL, which in the aggregate would consist of 20,794,511 shares of Common Stock and 3,796,444 shares of Series A Stock, representing 79.8% of the outstanding shares of Common Stock and 22.5% of Series A Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,321 shares of Common Stock and 16,904,133 shares of Series A Stock issued and outstanding as of August 13, 1999).

         As of August 18, 1998 and through the present, Mr. Tatham, as owner of 95% of the outstanding common stock of Oak Cliff, in addition to the 178,360 shares of Common Stock, 1,537,600 shares of Series A Stock and 21,000 shares of Series C Stock previously acquired, may be deemed to beneficially own 20,946,371 shares of Common Stock, 4,993,044 shares of Series A Stock and 21,000 shares of Series C Stock, representing 80.3% of the outstanding shares of Common Stock, 29.5% of the outstanding shares of Series A Stock and 6.5% of the outstanding shares of Series C Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,321 shares of Common Stock, 16,904,133 shares of Series A Stock and 321,204 shares of Series C Stock issued and outstanding as of August 13, 1999).

         (b) TBSL has sole voting and dispostive power of the 20,768,011 shares of Common Stock beneficially owned by TBL, GT Trust, CT Trust, Oak Cliff and Mr. Tatham.

         (c) Within the last 60 days, the Reporting Persons have effected the following transactions:

                  TBSL - none
                  TBL - none
                  GT Trust - none
                  CT Trust - none
                  Mr. Tatham - none

         (d)      Not applicable.

                               Page 10 of 18 Pages

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         TBL has pledged all of its membership interest in TBSL to Mr. Tatham to secure a loan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Repayment Agreement dated February 27, 1998 by and between Tatham Brothers, LLC and Thomas P. Tatham.




                               Page 11 of 18 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  August 13, 1999                  Tatham Brothers Securities, LLC

                                         By:  Tatham Brothers, LLC,
                                                   its Sole Member

                                         By: /s/ KEN HAMILTON
                                            ------------------------------------
                                              Ken Hamilton
                                              Senior Vice President


Dated:  August 13, 1999                  Tatham Brothers, LLC


                                         By: /s/ KEN HAMILTON
                                            ------------------------------------
                                              Ken Hamilton
                                              Senior Vice President


Dated:  August 13, 1999                  1997 Glenn H. Tatham, III Trust

                                         By:  /s/ RICK L. BURDICK
                                            ------------------------------------
                                             Rick L. Burdick
                                             Co-Trustee

                                         By:  /s/ GLENN HUNTER TATHAM, III
                                            ------------------------------------
                                             Glenn Hunter Tatham, III
                                             Co-Trustee


Dated:  August 13, 1999                  Casey Tatham Trust


                                         By:  /s/ BEN T. MORRIS
                                            ------------------------------------
                                             Ben T. Morris
                                             Trustee


                               Page 12 of 18 Pages

Dated August 13, 1999                    Oak Cliff Breeders, Inc.


                                         By:/s/ THOMAS P. TATHAM
                                            ------------------------------------
                                              Thomas P. Tatham
                                              Chief Executive Officer


Dated:  August 13, 1999                  Thomas P. Tatham


                                         By:  /s/ THOMAS P. TATHAM
                                            ------------------------------------
                                         Thomas P. Tatham

                               Page 13 of 18 Pages

                                   SCHEDULE A

                         EXECUTIVE OFFICERS AND MEMBERS
                                       OF
                         TATHAM BROTHERS SECURITIES, LLC


NAME & CAPACITY WITH       PRINCIPAL OCCUPATION
TATHAM BROTHERS                    AND                    PRINCIPAL
SECURITIES, LLC                CITIZENSHIP             BUSINESS ADDRESS
---------------            --------------------        ----------------

Tatham Brothers, LLC       Member                      7400 Chase Tower
Sole Member                Delaware                    600 Travis
                                                       Houston,Texas 77002


Thomas P. Tatham           Businessman                 7400 Chase Tower
President                  United States               600 Travis
                                                       Houston, Texas  77002


Dennis A. Kunetka          Businessman                 7400 Chase Tower Senior
Vice-President,            United States               600 Travis
Secretary and Assistant                                Houston, Texas  77002
Treasurer

Ken Hamilton               Businessman                 7400 Chase Tower
Senior Vice-President,     United States               600 Travis
Treasurer and Assistant                                Houston, Texas 77002
Secretary


                               Page 14 of 18 Pages

                         EXECUTIVE OFFICERS AND MEMBERS
                                       OF
                              TATHAM BROTHERS, LLC


                                 PRINCIPAL OCCUPATION
NAME & CAPACITY WITH                     AND               PRINCIPAL
TATHAM BROTHERS, L.L.C.               CITIZENSHIP      BUSINESS ADDRESS
-----------------------          --------------------  ----------------

1997 Glenn H. Tatham, III Trust  Member                7400 Chase Tower
Member                                                 600 Travis
                                                       Houston,Texas 77002

Casey Tatham Trust               Member                7400 Chase Tower
Member                                                 600 Travis
                                                       Houston, Texas  77002

Oak Cliff Breeders, Inc          Member                7400 Chase Tower
                                                       600 Travis
                                                       Houston, Texas  77002

Thomas P. Tatham                 Businessman           7400 Chase Tower
President & Secretary            United States         600 Travis
                                                       Houston, Texas  77002


Dennis A. Kunetka                Businessman           7400 Chase Tower Senior
Vice-President,                  United States         600 Travis
Assistant Secretary and                                Houston, Texas  77002
Assistant Treasurer

Ken Hamilton                     Businessman           7400 Chase Tower
Senior Vice-President,           United States         600 Travis
Treasurer and Assistant                                Houston, Texas 77002
Secretary



                               Page 15 of 18 Pages

                                    TRUSTEES
                                       OF
                         1997 GLENN H. TATHAM, III TRUST


NAME & CAPACITY WITH             PRINCIPAL OCCUPATION
1997 GLENN H. TATHAM,                    AND               PRINCIPAL
III, TRUST                           CITIZENSHIP       BUSINESS ADDRESS
---------------------            --------------------  ----------------

Rick L. Burdick                  Attorney              1900 Pennzoil Place-
Trustee                          United States         South Tower
                                                       711 Louisiana Street
Houston,Texas 77002


Glenn Hunter Tatham, III         Businessman           270 Park Avenue
Trustee                          United States         21st Floor
                                                       New York, New York 10017



                                      TRUSTEE
                                         OF
                                 CASEY TATHAM TRUST


NAME & CAPACITY WITH             PRINCIPAL OCCUPATION
CASEY TATHAM                             AND              PRINCIPAL
TRUST                                CITIZENSHIP       BUSINESS ADDRESS
--------------------             --------------------  ----------------

Ben T. Morris                    Businessman           3100 Chase Tower
Trustee                          United States         600 Travis Street
                                                       Houston,Texas 77002


                               Page 16 of 18 Pages

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                            OAK CLIFF BREEDERS, INC.


                                 PRINCIPAL OCCUPATION
NAME & CAPACITY WITH                     AND           PRINCIPAL
OAK CLIFF BREEDERS, INC.             CITIZENSHIP       BUSINESS ADDRESS
------------------------         --------------------  ----------------
Thomas P. Tatham                 Businessman           7400 Chase Tower
Director, CEO, and               United States         600 Travis
95% Owner                                              Houston, Texas  77002

Glenn H. Tatham, III             Businessman           7400 Chase Tower
Director, President, and         United States         600 Travis
Secretary                                              Houston, Texas  77002

Rick L. Burdick                  Businessman           1900 Pennzoil Place
Assistant Secretary              United States         South Tower
                                                       711 Louisiana
                                                       Houston, Texas  77002

                               Page 17 of 18 Pages

                               INDEX TO EXHIBITS


     NUMBER                         EXHIBIT
     ------                         -------
       1.* Repayment Agreement dated February 27, 1998 by and between Tatham Brothers, LLC, Tatham Brothers and Thomas P. Tatham.



-------------------------------------------
* Filed herewith.






                               Page 18 of 18 Pages